O’Melveny & Myers LLP Yin Tai Centre, Office Tower 37th Floor No.2 Jianguomenwai Avenue Beijing 100022 People’s Republic of China	T: +86 10 6563 4200 F: +86 10 6563 4201 omm.com

September 27, 2023

CONFIDENTIAL

Ms. Jenn Do

Ms. Angela Connell

Mr. Jimmy McNamara

Ms. Laura Crotty

Division of Corporation Finance

Life Sciences

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Adlai Nortye Ltd. File No. 333-273465 Response to the Staff’s Comment Letter Dated September 20, 2023

Dear Ms. Do, Ms. Connell, Mr. McNamara, and Ms. Crotty:

On behalf of our client, Adlai Nortye Ltd., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 20, 2023 on the Company’s Amendment No. 3 to registration statement on Form F-1 submitted on September 12, 2023 (the “Amended Registration Statement”).

Concurrently with the submission of this letter, the Company is filing Amendment No. 4 to its registration statement on Form F-1 (the “Further Amended Registration Statement”) via EDGAR to the Commission for review. The changes reflected in the Further Amended Registration Statement include those made in response to the comments of the Staff set forth in the Staff’s letter of September 20, 2023.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Further Amended Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Further Amended Registration Statement.

Amendment No. 4 to Registration Statement on Form F-1

June 30, 2023 Financial Statements

15. Financial Liabilities at FVTPL, page F-84

1.	It appears that the dates by which a Qualified IPO must occur as defined on page F-85 have now passed. Please clarify or confirm and revise your document to address as/if applicable. If so, also revise to disclose: i) whether the holders of your various series of preferred shares intend to either convert into ordinary shares or require the Company to redeem such preferred shares, if known; and ii) the expected financial statement implications of such potential conversion and/or redemption subsequent to June 30, 2023.

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

In response to the Staff’s comment, the Company respectfully advises the Staff that, according to the Amended and Restated Shareholders Agreement of Adlai Nortye Ltd. dated April 15, 2021(the “SHA”), the Series B investors, Series C investors and Series D investors of the Company (collectively, the “Preferred Share Holders”) shall be entitled to require the Company to redeem all or a portion of the outstanding preferred shares held by them if the Company fails to complete a Qualified IPO at the earlier of (a) September 7, 2023; and (b) two years after the date of closing of the series D preferred shares. Given that these deadlines have lapsed, the Preferred Share Holders now may request the redemption of some or all of their preferred shares.

Because under the SHA all redemption rights related to our Series B, C and D preferred shares terminate upon the completion of this initial public offering, and all preferred shares automatically convert to class A ordinary shares immediately prior to the completion of the initial public offering, any and all risks to the Company related to such redemption rights also terminate upon the completion of the Company's initial public offering. As of the date of this registration statement, we have not received any redemption requests from the Preferred Share Holders. Further, as of September 27, 2023, all Preferred Shareholders confirmed that they do not intend to declare or exercise their redemption rights regarding the Group's preferred shares before the completion of this initial public offering. Accordingly, the Company believes that none of its Series B, C or D preferred shares will be redeemed and there will be no negative effect on the Company's financial statements, financial condition or future operations. That said, the Company acknowledges the Staff's comment and has revised its risk factor disclosures on page 52 and other relevant disclosures on pages F-87 and F-98 of the Further Amended Registration Statement to address risks associated with any redemption of Series B, C or D preferred shares accordingly.

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Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

If you have any questions regarding the Further Amended Registration Statement, please contact the undersigned at +86 13910939617 / +86 10 6563 4261 / kgeng@omm.com, Vincent Lin of O’Melveny & Myers LLP at +86 13601656082 / +86 21 2307 7068 / vlin@omm.com, or Howard Leung, partner at Mazars USA LLP, at (347) 831-1871 / howard.leung@mazarsusa.com. Mazars USA LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Ke Geng
Ke Geng

Enclosures

cc:

Yang Lu, Director, Chief Executive Officer, Chairman of the Board of the Company

Lars Erik Birgerson, President, Chief Medical Officer of the Company

Wei Zhang, Chief Financial Officer of the Company

Ke Geng, Esq., Partner, O’Melveny & Myers LLP

Allen C. Wang, Esq., Partner, Latham & Watkins LLP

Austin • Century City • Dallas • Los Angeles • Newport Beach • New York • San Francisco • Silicon Valley • Washington, DC

Beijing • Brussels • Hong Kong • London • Seoul • Shanghai • Singapore • Tokyo

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